Filed Pursuant to Rule 433
Registration Nos. 333-139912
333-139912-01
PNC Funding Corp
$600,000,000 5.625% Subordinated Notes
Due 2017
Summary of Terms

Issuer	PNC Funding Corp
Guarantor	The PNC Financial Services Group, Inc.
Expected Ratings	A3 / A- / A-
Note Type	Subordinated Notes
Trade Date	February 1, 2007
Settlement Date (T+5 days)	February 8, 2007
Maturity Date	February 1, 2017
Principal Amount	$600,000,000
Price to Investors	99.549%
Net Proceeds	$595,044,000
Pricing Benchmark	4.625% UST due 11/2016
Benchmark Yield	4.835%
Spread to Benchmark	T+85 bps
Re-offer Yield	5.685%
Coupon	5.625% per annum
Interest Payment Dates	Semi-annually on each February 1 and August 1 of each year, commencing August 1, 2007 and ending on the Maturity Date
Day Count Convention	30/360
Denominations	Minimum denominations of $1,000 with increments of $1,000 thereafter
Bookrunners	Citigroup Global Markets Inc., Goldman, Sachs & Co.
Billing and Delivery Agent	Goldman, Sachs & Co.
CUSIP Number	693476BB8
PNC Funding Corp and The PNC Financial Services Group, Inc. have filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents filed with the SEC and incorporated by reference in such documents for more complete information about PNC Funding Corp, The PNC Financial Services Group, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Citigroup Global Markets Inc. and Goldman, Sachs & Co. will arrange to send you these documents if you call them by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or Goldman, Sachs & Co. toll-free at 1-866-471-2526.